VEON Returns to Capital Markets with Successful Syndication of USD 210 Million Term Loan Dubai, March 27, 2025 – VEON Ltd. (Nasdaq: VEON), a global digital operator, today announces the successful syndication of a 24-month, USD 210 million senior unsecured term loan under a new facility agreement from a consortium of international lenders, including ICBC Standard Bank and leading GCC banks. “I am pleased to mark VEON’s return to the capital markets with the successful syndication of this new USD 210 million term loan from a group of leading international banks and investors. This new debt facility reflects the market’s strong confidence in VEON’s strategy, financial health, and future. The new financing not only strengthens our liquidity position but also reinforces our commitment to executing on our digital operator strategy to deliver growth and long-term value creation for all stakeholders,” said VEON Group CEO Kaan Terzioglu. “This new HQ-level syndicated loan is a testament to VEON’s strong relationships with our banks and other financial partners. It will significantly enhance the Group’s financial flexibility and strengthen our overall financial position,” said VEON Group CFO Burak Ozer. The facility will bear interest at SOFR plus 425 bps. About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information visit: www.veon.com Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to VEON’s commercial and investment plans, VEON’s ability to satisfy upcoming maturities and refinance its existing debt, and the expectation that VEON will be able to secure additional financing in the future. These statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause VEON’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in this press release. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. There can be no assurance that the initiatives referred to above will be successful. Contact Information VEON Hande Asik Group Director of Communication pr@veon.com